WORLD HEART CORPORATION
7799 PARDEE LANE
OAKLAND, CALIFORNIA 94621

July 16, 2008

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549-7010
    Attention: Kevin L. Vaughn, Accounting Branch Chief

Re:
World Heart Corporation
Form 10-KSB for the year ended December 31, 2007 filed March 27, 2008
File No. 0-28882

Dear Mr. Vaughn:

This letter sets forth the responses of World Heart Corporation (the "Company") to the comments of the Staff of the United States Securities and Exchange Commission (the "Staff") contained in your letter dated June 16, 2008 regarding the Staff's review of the Company's Annual Report on Form 10-KSB, which was filed on March 27, 2008.

The Company's responses, set forth below, correspond to the comments as numbered in the Staff's letter. For your convenience, the text of the Staff's comments has been included in this letter. Our responses appear below in italicized text following the copies of the Staff's comments.

Item 8A(T). Controls and Procedures, page 41

1.
We note your statement that "A control system cannot provide absolute assurance, however, that the objectives of the control systems are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected." Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Refer to Section II.F.4 of Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Company Response:

The Company respectfully submits that it will revise Item 8(A)T Controls and Procedures, in future filings, to state clearly, that the Company's disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that the Company's Principal Executive Officer and Principal Financial Officer concluded that disclosure controls and procedures were effective at that reasonable assurance level.

Note 3-Significant Accounting Policies, page F-10
(i)    Revenue recognition, page F-12

2.
We note your disclosures regarding multiple-element revenue transaction. Please revise future filings to disclose the significant elements in your multiple-element revenue transactions and to clarify how you determine vendor-specific objective evidence for each of the element.

Company Response: The Company's proposed disclosure in its future filings is as follows:

The significant elements of our multiple-element offerings are Implant Kits and Peripherals and Other. For arrangements with multiple elements, the Company recognizes revenue using the residual method as described in SOP 98-9. Under the residual method, revenue is allocated and deferred for the undelivered elements based on relative fair value. The determination of fair value of the undelivered elements in multiple elements arrangements is based on the price charged when such elements are sold separately, which is commonly referred to as vendor-specific objective-evident, or VSOE. Each element's revenue is recognized when the revenue recognition criteria are met for each of the elements.

(ii)    Stock-based compensation, page F-12

3.
We note from your statements of stockholders' equity and from Note 20 that you have issued warrants to non-employees. Tell us and revise this footnote in future filings to disclose your accounting policy for stock issued to non-employees. Refer to SFAS 123 and EITF 96-18.

Company Response: The Company's proposed disclosure in its future filings is as follows:

Except for transactions with employees and directors that are within the scope of SFAS 123R, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Additionally, in accordance with Emerging Issues Task Force (EITF) 96-18, the Company has determined that the dates used to value the transaction are either: (1) the date at which a commitment for performance by the counter party to earn the equity instruments is established; or (2) the date at which the counter party's performance is complete.

(iii)    Shipping and Handling Costs, page F-14

4.
Please tell us how your policy of recognizing shipping and handling costs billed and recovered from customers as a reduction in freights costs complies with paragraph 5 of EITF 00-10, or alternatively revise future filings to comply. In this regard, please also revise future filings to disclose how you classify shipping in handling costs. Refer to paragraph 6 of EITF-00-10.

Company Response: The Company's proposed disclosure in its future filings is as follows:

In accordance with EITF 00-10, "Accounting for Shipping and Handling Fees and Costs," we record freight billed to our customers as sales of product and services and the related freight costs as a cost of sales, product and services. The Company's shipping and handling costs are not significant.

The Company respectfully submits that it will address the Staff's comments and modify future filings.

Exhibits 31.1 and 31.2

5.
We note that the certification filed as Exhibits 31.1 and 31.2 did not include language regarding internal control over financial reporting in the introduction to paragraph 4 and in paragraph 4(b) of Item 601(b)(31) of Regulation S-B. Please note that the guidance in SEC Release 33-8618, which states that the omitted language in the introduction to the fourth paragraph and in paragraph 4(b) must be provided on the first annual report required to contain management's internal control report and in all periodic reports filed thereafter. Accordingly, please file an amendment to your Form 10-KSB that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B. Please note this comment also applies to Form 10-Q as of March 31, 2008.

The Company hereby respectfully submits that it is filing, simultaneously with this letter, amendments to its Form 10-KSB for the year ended December 31, 2007 and its Form 10-Q for the quarter ended March 31,

2008 together with the revised certifications of its Principal Executive Officer and Principal Financial Officer in the form currently set forth in Item 604(b)(31) of Regulation S-B.

World Heart Corporation acknowledges that:

  •
  it is responsible for the adequacy and accuracy of the disclosure in the filing;

  •
  the Staff's comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please contact the undersigned at 510-563-4720.

Very Truly Yours,

/s/ JAL S. JASSAWALLA Jal S. Jassawalla President and Chief Executive Officer